UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42869

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Megan Holdings Limited

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B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No. 1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the annual general meeting of shareholders of Megan Holdings Limited (the “Company”), attached hereto and incorporated by reference herein are Notice of Annual General Meeting and Proxy Statement and Form of Proxy Card.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2026

Megan Holdings Limited
By:	/s/ Hoo Wei Sern
Name:	Hoo Wei Sern
Title:	Executive Director, Chairman and Chief Executive Officer (Principal executive officer)

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